UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC FILE NUMBER 001-34221
CUSIP NUMBER 6078X104
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: June 30, 2025

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ModivCare Inc.
Full Name of Registrant

Former Name if Applicable

6900 E. Layton Avenue, 12th Floor
Address of Principal Executive Office (Street and Number)

Denver, CO 80237
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ModivCare Inc. (the “Company”) is unable file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense because the Company requires additional time to complete its ongoing assessment of goodwill for potential impairment and to report the results of such analysis in its consolidated interim unaudited financial statements. In addition, the Company requires additional time to complete an investigation being conducted by the Company’s outside counsel at the direction of the Audit Committee of the Company’s Board of Directors with respect to compliance hotline allegations, including matters related to the Company's culture.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	L. Heath Sampson	(303)	728-7030
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its consolidated revenue, EBITDA and Adjusted EBITDA that will be included in the Form 10-Q and/or earnings materials will be lower significantly as compared to the amounts included in the Company’s Quarterly Report on Form 10-Q and/or earnings materials for the corresponding periods reported for the last fiscal year due in part to an expected goodwill impairment of not less than $250 million, which amount could be greater due to the on-going goodwill assessment described above.

Cautionary Note Regarding Forward-Looking Statements

This filing contains “forward-looking” statements within the meaning of federal securities laws. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company advises caution in reliance on forward-looking statements. Forward-looking statements include, without limitation, statements related to the expected financial results for the quarter ended June 30, 2025 and the amounts of the expected goodwill impairments. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statement. The words “estimates,” “expects,” “anticipates,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future results. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation. See also other risks that are described in “Risk Factors” in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2024, and any subsequent reports filed with the SEC. All forward-looking statements contained herein are based on information available to the Company as of the date of this filing. The Company expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

ModivCare Inc.
(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 12, 2025	By:	/s/ L. Heath Sampson
L. Heath Sampson
Chief Executive Officer